UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
 (Amendment No. 2)

Cardiogenesis Corporation
(Name of Subject Company (Issuer))

CL Falcon, Inc.
a wholly-owned subsidiary of
(Offeror)

CryoLife, Inc.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

14159W-10-9
(CUSIP Number of Class of Securities)

Jeffrey W. Burris, Esq.
Vice President and General Counsel
CryoLife, Inc.
1655 Roberts Boulevard, NW
Kennesaw, Georgia  30144
(770) 419-3355
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
B. Joseph Alley, Jr., Esq. Arnall Golden Gregory LLP 171 17th Street, NW, Suite 2100 Atlanta, Georgia 30363-1031 (404) 873-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$24,902,247	$2,891.16

*      Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount is determined by multiplying 52,425,784 shares of Cardiogenesis Corporation (“Cardiogenesis”) common stock (representing the number of shares, including shares of common stock outstanding, options and warrants) by $0.457 per share, which is the offer price.

**   The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act and Fee Rate Advisory # 5 for fiscal 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,891.16	Filing Party: CL Falcon, Inc. and CryoLife, Inc.

Form or Registration No.: Schedule TO	Date Filed April 5, 2011

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ¨☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) relating to the offer by CL Falcon, Inc., a Florida corporation (“Merger Sub”), and a wholly owned subsidiary of by CryoLife, Inc., a Florida corporation (“CryoLife”), to purchase outstanding shares of common stock, no par value (the “Shares”), of Cardiogenesis Corporation, a California corporation (“Cardiogenesis”), at a purchase price of $0.4570 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which, together with the Offer to Purchase, constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

ITEMS 1, 4, 5, 11

On April 14, 2011, Merger Sub amended the Offer to acquire only 49.9% of the Shares, as described in CryoLife’s press release dated April 15, 2011 which is filed as Exhibit (a)(5)(d) to this Schedule TO and incorporated herein by this reference.  In addition, the minimum condition has been reduced to 49.9% of the Shares, and the Top-Up Option has been eliminated.  All references to the Offer in the Offer to Purchase shall now be deemed to refer to an offer for 49.9% of the outstanding Shares.  Additional amendments to the information set forth in the Offer to Purchase are set forth below.  Additional information regarding the amended Offer and the Amended and Restated Merger Agreement is included in CryoLife’s Current Report on Form 8-K filed on April 15, 2011, which is incorporated herein by this reference.

The information set forth in the cover page and sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Transaction – General Description of the Offer” is hereby amended and supplemented by adding the following paragraph:

“On April 14, 2011, Cardiogenesis, CryoLife and Merger Sub entered into and Amended and Restated Merger Agreement (the “Amended Merger Agreement”).  Pursuant to the Amended Merger Agreement, the Offer has been revised to provide that Merger Sub is offering to acquire only 49.9% of the outstanding shares, or 23,235,890 shares, of Cardiogenesis common stock as of April 14, 2011.  If more than 23,235,890 shares are tendered, Merger Sub will purchase shares from the tendering shareholders on a prorated basis, as described in “The Transaction – General Description of the Offer – Proration.”  All references to the Offer herein shall refer to the Offer as amended to include only 49.9% of the outstanding Cardiogenesis shares.  As a result of the Amended and Restated Merger Agreement, the Top-Up Option has been removed from the terms of the Offer and will no longer be effective, and the Minimum Condition has been reduced to 49.9% of the outstanding shares of Cardiogenesis common stock.  The term “Minimum Condition” is defined in “The Transaction - Conditions to the Offer” and generally requires that there has been validly tendered and not withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) that number of Cardiogenesis shares which would represent 49.9% of the Cardiogenesis shares then outstanding. CryoLife’s intent to ultimately acquire all of the outstanding shares of Cardiogenesis common stock has not changed, however, and if the Offer is successfully completed, CryoLife intends to acquire all of the remaining outstanding shares of Cardiogenesis common stock in the Merger.  If the Offer is successfully completed, CryoLife believes that the shares that Merger Sub will acquire in the Offer, together with the shares that are subject to the Support Agreement, will be sufficient to approve the Merger.”

The information set forth in the cover page is hereby amended by deleting the third paragraph on the cover page.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by deleting the subsection entitles “Q: How will the Merger ultimately be approved” and by adding the following paragraphs:

“Q:           How will the Merger ultimately be approved?
A:           Under the California General Corporation Law, or CGCL, the approval of the Cardiogenesis Board and the affirmative vote of the holders of a majority of the outstanding Cardiogenesis shares, pursuant to a meeting of shareholders called for that purpose, may be required to approve the principal terms of the Merger. The Cardiogenesis Board has unanimously approved the Merger Agreement and the transactions contemplated thereby and the only remaining required corporate action of Cardiogenesis is the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Cardiogenesis shares. The Merger Agreement requires that the Cardiogenesis Board set the record date for the shareholder approval of the Merger within five business days after the filing of the preliminary proxy for the shareholder meeting for a date immediately following the consummation of the Offer. Accordingly, if the Minimum Condition is satisfied as described in “— Conditions to the Offer,” it is possible that CryoLife will have sufficient voting power, together with the shareholders who have agreed to vote their Cardiogenesis shares in favor of the Merger pursuant to the support agreement, to cause the approval of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholders.

Q:           What happens if shareholders tender more Shares than you are willing to buy?
A:           If more than 49.9% of the Cardiogenesis shares, or 23,235,890 shares, are validly tendered prior to the expiration date, and not properly withdrawn, we will promptly, upon the terms and subject to the conditions of the tender offer, purchase not more than 23,235,890 Cardiogenesis shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not properly withdrawn.  Preliminary results of proration will be announced by press release promptly following the expiration date.  All shares not accepted for payment will be returned to the shareholder or, in the case of tendered shares delivered by book−entry transfer, credited to the account at the book−entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the tender offer in each case, in accordance with the procedure described in “The Transaction – Exchange of Shares of Cardiogenesis Common Stock; Delivery of Cash” of this offer to purchase.”

The information set forth in the section of the Offer to Purchase entitled “The Transaction – General Description of the Offer” is hereby amended and supplemented by adding the following section:

“Proration
If more than 49.9% of the Cardiogenesis shares, or 23,235,890 shares, are validly tendered prior to the expiration date, and not properly withdrawn, we will promptly, upon the terms and subject to the conditions of the tender offer, purchase 23,235,890 Cardiogenesis shares on a pro rata basis (with adjustments to avoid purchases of fractional shares) based upon the number of shares validly tendered by the expiration date and not properly withdrawn.  Preliminary results of proration will be announced by press release promptly following the expiration date.  All shares not accepted for payment will be returned to the shareholder or, in the case of tendered shares delivered by book−entry transfer, credited to the account at the book−entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the tender offer in each case, in accordance with the procedure described in ““The Transaction – Exchange of Shares of Cardiogenesis Common Stock; Delivery of Cash” of this offer to purchase.”

The sections of the Offer to Purchase entitled “Summary Term Sheet-What is the Top-Up Option?”, “The Transaction – Top-Up Option”, and “The Merger Agreement – The Offer – Top-Up Option” are hereby deleted in their entirety.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet – What are the most significant conditions to the Offer?”, “The Transaction – Minimum Condition”, “The Transaction – Conditions to the Offer – Minimum Condition”, “The Merger Agreement – Conditions to the Offer – Minimum Condition”, and “The Merger Agreement – State Takeover Statutes” is hereby amended and supplemented by adding the following paragraph:

“Notwithstanding the above discussion, under the terms of the Amended and Restated Agreement and Plan of Merger dated as of April 14, 2011, the Minimum Condition has been reduced to 49.9% of the outstanding Cardiogenesis shares, or 23,235,890 shares of Cardiogenesis common stock.  In addition the Top-Up Option has been removed from the terms of the Offer and will no longer be effective.”

The information set forth in the section of the Offer to Purchase entitled “The Transaction – Exchange of Shares of Cardiogenesis Common Stock; Delivery of Cash” is hereby amended by deleting the final paragraph thereof and replacing it with the following paragraph:

“If CryoLife does not accept any tendered shares of Cardiogenesis common stock for payment pursuant to the terms and conditions of the Offer for any reason, CryoLife is required to return certificates for the unexchanged shares of Cardiogenesis common stock to the tendering shareholder or, in the case of shares of Cardiogenesis common stock tendered by book-entry transfer of unexchanged shares of Cardiogenesis common stock into the depositary's account pursuant to the procedures described below in the section entitled “—Procedure for Tendering” on page 13, the shares of Cardiogenesis common stock will be credited to an account maintained within DTC, promptly following expiration or termination of the Offer.”

The information set forth in the section of the Offer to Purchase entitled “The Transaction – Procedure for Tendering” is hereby amended and supplemented by adding the following paragraph:

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount tendered in (x) the subject securities or (y) securities immediately convertible into, or exchangeable or exercisable for, the subject securities and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.  Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  Our acceptance for payment of Cardiogenesis shares tendered in the tender offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the tender offer.

The information set forth in the section of the Offer to Purchase entitled “The Transaction – Withdrawal Rights” is hereby amended and supplemented by adding the following sentence:

“Additionally, pursuant to Section 14(d)(5) of the Exchange Act, shares of Cardiogenesis common stock may be withdrawn at any time after June 4, 2011, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the shares validly tendered in the Offer. This right to withdraw will not, however, apply to shares tendered in any subsequent offering period, if one is provided.”

The information set forth in the section of the Offer to Purchase entitled “The Transaction – Chronology of the Transaction” is hereby amended and supplemented by adding the following paragraph:

“On April 14, 2011, subsequent to the close of trading on the OTCQB and NYSE, CryoLife and Cardiogenesis executed the Amended and Restated Merger Agreement. On April 15, 2011, CryoLife and Cardiogenesis announced the Amended and Restated Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the OTCQB and NYSE.  The amendment reduced the number of shares subject to the Offer to 49.9% of the outstanding Cardiogenesis shares, and also reduced the minimum condition to 49.9% of the outstanding Cardiogenesis shares.”

The information set forth in the section of the Offer to Purchase entitled “The Merger Agreement – The Merger – Shareholder Approval” is hereby amended by deleting the final two paragraphs thereof.

Annex B - NOTICE OF SHORT-FORM MERGER and the reference to such Annex in the Table of Content, are hereby deleted.  Annex C shall be re-designated as Annex B and referred to as such in the Table of Contents.  The references to Annex C on page 30 of the Offer to Purchase shall be changed to Annex B.

ITEM 12	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated April 5, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Patrick J. Grace v. Paul McCormick, Marvin Slepian, Gregory Waller, Ann Sabahat, Raymond Cohen, Cardiogenesis Corporation, CryoLife, Inc, and CL Falcon, Inc. (Case No. 30-2011-00464472-CU-SL-CXC).*

(a)(1)(G)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Marion William Habiak vs. Cardiogenesis Corporation John McCormick, Raymond W. Cohen, Ann T. Sabahat, Marvin J. Slepian, Gregory D. Waller, CryoLife, Inc, CL Falcon, Inc., and Does 1 through 20, inclusive, (Case No. 30-2011-00464844-CU-SL-CXC).*

(a)(5)(A)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(B)	Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 5, 2011, announcing the commencement of the Offer. *

(a)(5)(C)	Slide Presentation dated March 29, 2011 (incorporated by reference to Exhibit 99.2 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(D)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 15, 2011, announcing the execution of the Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011).

(a)(5)(E)	Current Report on Form 8-K filed on April 15, 2011 (filed separately on April 15, 2011 and incorporated herein by reference).

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011).

(d)(2)
Support Agreement, dated as of March 28, 2011, by and between CryoLife, Inc., and certain shareholders of Cardiogenesis listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation’s Current Report on Form 8-K filed on March 29, 2011). *

(d)(3)	Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between Cardiogenesis Corporation and CryoLife, Inc. *

(d)(4)	Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between Cardiogenesis Corporation and CryoLife, Inc.*

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOLIFE, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Date:	April 15, 2011

CL FALCON, INC.

By:	/s/ D. Ashley Lee
Name:	D. Ashley Lee
Title:	Vice President, Finance
Date:	April 15, 2011

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated April 5, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Patrick J. Grace v. Paul McCormick, Marvin Slepian, Gregory Waller, Ann Sabahat, Raymond Cohen, Cardiogenesis Corporation, CryoLife, Inc, and CL Falcon, Inc. (Case No. 30-2011-00464472-CU-SL-CXC).*

(a)(1)(G)
Complaint filed in the Superior Court of the State of California, Orange County, captioned Marion William Habiak vs. Cardiogenesis Corporation John McCormick, Raymond W. Cohen, Ann T. Sabahat, Marvin J. Slepian, Gregory D. Waller, CryoLife, Inc, CL Falcon, Inc., and Does 1 through 20, inclusive, (Case No. 30-2011-00464844-CU-SL-CXC).*

(a)(5)(A)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated March 29, 2011, announcing the execution of the Agreement and Plan of Merger, dated as of March 28, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(B)	Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 5, 2011, announcing the commencement of the Offer. *

(a)(5)(C)	Slide Presentation dated March 29, 2011 (incorporated by reference to Exhibit 99.2 to CryoLife, Inc.’s Current Report on Form 8-K filed on March 29, 2011).*

(a)(5)(D)
Joint Press Release issued by CryoLife, Inc. and Cardiogenesis Corporation, dated April 15, 2011, announcing the execution of the Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 99.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011)..

(a)(5)(E)	Current Report on Form 8-K filed on April 15, 2011 (filed separately on April 15, 2011 and incorporated herein by reference).

(d)(1)
Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2011, among CryoLife, Inc., CL Falcon, Inc. and Cardiogenesis Corporation (incorporated by reference to Exhibit 2.1 to CryoLife, Inc.’s Current Report on Form 8-K filed on April 15, 2011).

(d)(2)
Support Agreement, dated as of March 28, 2011, by and between CryoLife, Inc., and certain shareholders of Cardiogenesis listed on Schedule A thereto (incorporated by reference to Exhibit 10.1 to Cardiogenesis Corporation’s Current Report on Form 8-K filed on March 29, 2011). *

(d)(3)	Mutual Confidential Disclosure Agreement, dated October 6, 2009, by and between Cardiogenesis Corporation and CryoLife, Inc. *

(d)(4)	Mutual Confidential Disclosure Agreement, dated September 29, 2010, by and between Cardiogenesis Corporation and CryoLife, Inc.*

* Previously filed.